EXHIBIT 3.1

AMENDMENT NO. 1
TO
AMENDED AND RESTATED BY-LAWS
OF
CINEDIGM CORP.

Amendment No. 1 to the amended and restated by-laws (the “By-laws”) of Cinedigm Corp., a Delaware corporation (the “Corporation”).

Pursuant to the resolution of the Board of Directors of the Corporation (the “Board of Directors”), dated July 30, 2015, Section 2.2 of the By-laws is hereby amended as follows:

1.           The first sentence of Section 2.2 shall be revised and amended to read as follows:

“The Board of Directors shall consist of not less than two (2) nor more than twelve (12) members as fixed from time to time by the Board of Directors.”

2.           This Amendment shall be effective as of July 30, 2015.

3.           In all respects not amended, the By-laws are hereby ratified and confirmed and remain in full force and effect.

CINEDIGM CORP.

By:	/s/ Gary S. Loffredo
Name:	Gary S. Loffredo
Title:	President, Digital Cinema, General Counsel and Secretary